

October 15, 2012

Mr. Ioannis Lazaridis
Capital Product Partners L.P.
3 Iassonos Street
Piraeus, Greece 18537

      Re: Capital Product Partners L.P.
               Form 20-F for the fiscal year ended December 31, 2011
               Filed February 13, 2012
               File No. 001-33373

Dear Mr. Lazaridis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Partnership, page 38
Our Fleet, page 44

1. On page 47, you indicate that the aggregate carrying value of your vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $92.7 million. On an ongoing basis, please discuss this matter on a comparative basis.

Item 5. Operating and Financial Review and Prospects, 58
Vessel Lives and Impairment, page 72

2. You state that, in developing estimates of future cash flows, you made assumptions about future charter rates, utilization rates, ship operating expenses, future drydocking costs and the estimated remaining useful life of the vessels. In addition, you state on page 9 that a decrease in the future charter rate and/or market value of our vessels could potentially result in an impairment charge. In this regard, please tell us and expand your disclosure to discuss, in more detail, the material assumptions used in your impairment analysis. Also, since these assumptions appear susceptible to change, please consider including a detailed sensitivity analysis.

3.   You state that assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Please expand this disclosure to discuss the time periods involved in your use of historical trends, and how current charter rates compare to the rates you used in your impairment analysis.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief